Exhibit (m)(1)

The E.I.I. Realty Securities Trust

AMENDED AND RESTATED

RULE 12B-1 DISTRIBUTION PLAN

E.I.I. Realty Securities Fund

Investor Class Shares

A Plan (the “Plan”) pertaining to Investor Class shares of the E.I.I. Realty Securities Fund (the “Fund”), a series of the E.I.I. Realty Securities Trust (the “Trust”), a Delaware business trust and an open-end, management investment company registered under the Investment Company Act of 1940, as amended (the “Act”), adopted pursuant to Section 12(b) of the Act and Rule 12b-1 promulgated thereunder (“Rule 12b-1”).

1. Distribution Payments. (a) The Fund, either directly or through EII Realty Securities, Inc. (the “Investment Adviser”), may make payments periodically, including as compensation, to affiliated or unaffiliated brokers-dealers, financial institutions and/or intermediaries (“Distribution Agents”) to provide sales and support services with respect to the Fund’s Investor Class Shares.

(b) The schedule of fees and the basis upon which such fees will be paid shall be determined from time to time by the Fund and the Investment Adviser subject to approval by the Board of Trustees of the Trust.

(c) Payments may also be made to others relating to selling efforts for any advertising and promotional expenses, or other expenses incurred in carrying out obligations under an agreement with the Trust, including but not limited to: (i) the incremental costs of printing prospectuses, statements of additional information, annual reports and other periodic reports for distribution to persons who are not shareholders of the Fund; (ii) costs of preparing and distributing any other supplemental sales literature; (iii) costs of radio, television, newspaper and other advertising; and (iv) telecommunications expenses, including the cost of telephones, telephone lines and other communications equipment.

(d) The aggregate amount of all payments by the Fund in any fiscal year, to Distribution Agents and to others for expenses pursuant to paragraphs (a), (b), or (c) of this Section 1 shall not exceed 0.75% of the average daily net asset value attributable to Investor Shares of the Fund on an annual basis for such fiscal year, or such lesser amounts as determined appropriate. If the Plan is terminated in accordance with its terms, the obligations of the Fund to make payments pursuant to the Plan will cease and the Fund will not be required to make any payments past the date the Plan terminates.

(e) It is expressly recognized that the Fund currently pays, and will continue to pay, an investment advisory fee to its Investment Adviser and an administration fee to the Investment Adviser. To the extent that any payments made by the Fund to the Investment Adviser, including payment of fees under the investment advisory agreement or the administration agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.

2. Reports. Quarterly, in each year that this Plan remains in effect, the Trust’s Principal Financial Officer shall prepare and furnish to the Board of Trustees of the Trust a written report, complying with the requirements of Rule 12b-l, setting forth the amounts expended by the Fund under the Plan and purposes for which such expenditures were made.

3. Approval of Plan. Neither this Plan nor any related agreements shall become effective unless approved by a majority vote of the Board of Trustees and a majority vote of those Trustees who are not interested persons of the Trust (as defined in Section 2(a)(19) of the Act) (the “Independent Trustees”) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on the Plan and any related agreements.

4. Term. This Plan shall remain in effect for one year from its adoption date and may be continued thereafter if approved at least annually by a majority vote of the Trustees, and a majority vote of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such Plan. This Plan may not be amended to increase materially the amount to be spent for distribution assistance without shareholder approval. All material amendments to this Plan must be approved by a vote of the Board of Trustees, and by a vote of the Qualified Trustees, cast in person at a meeting called for the purpose of voting thereon.

5. Termination. This Plan may be terminated at any time by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Fund, as defined in section 2(a)(42) of the Act.

6. Independent Trustees. While this Plan shall be in effect, a majority of the Board of Trustees shall be comprised of Independent Trustees, and the selection and nomination of the Independent Trustees of the Trust shall be committed to the discretion of the Independent Trustees then in office.

7. Legal Counsel. While this Plan shall be in effect, any person who acts as legal counsel for the “disinterested” Trustees of the Trust, shall be an independent legal counsel.

8. Miscellaneous.

(a) Neither the Investment Adviser nor the Fund shall be under any obligation because of this Plan to execute any agreement with any Distribution Agent.

(b) All agreements with any person or organization relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 5 hereof.

Dated: September 23, 2014

- 3 -